SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe

Houston, Texas 77056

June 17, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schlumberger Limited (Schlumberger N.V.)
Registration Statement on Form S-4
Filed April 27, 2010
File No. 333-166326

This memorandum sets forth responses of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 25, 2010 with respect to the Company’s Registration Statement on Form S-4 (File No. 333-166326) (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response. The Company will respond to the Staff’s comment letter dated May 28, 2010 in a separate memorandum.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. For your convenience, we are separately providing three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

Form S-4

General

1.	We note that five M-I SWACO employees were aboard the Deepwater Horizon Rig at the time the rig exploded in the Gulf of Mexico. We further note that two of these employees died as a result of this event. Please include a recent developments section disclosing all material information regarding your potential liability, including for environmental damage and cleanup, from this explosion. Please address the following:

•	Tell us if the contract(s) under which the M-I SWACO employees were working on the rig included any contractual provisions regarding liability indemnification,

•

Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	Quantify the amount of insurance coverage, including relevant deductibles, you have related to this incident;

•	Disclose the applicable policy limits related to your insurance coverage;

•

Describe the reasonably possible impacts of this incident on your financial position, results of operations or liquidity, due to all relevant items, including loss of revenues and costs expected to be incurred.

Response: Page 17 of the Registration Statement has been revised in response to the Staff’s comment.

Background of the Merger, page 37

2.	Explain why Schlumberger and Smith were unable to reach an agreement in their merger discussions in January 13, 2006.

Response: Page 38 of the Registration Statement has been revised in response to the Staff’s comment.

3.	Explain why Schlumberger decided not to make any proposals to Smith in February 2008 after Mr. Ayat had approached Mr. Yearwood about a potential business combination.

Response: Pages 38-39 of the Registration Statement have been revised in response to the Staff’s comment.

4.	In this regard, disclose that Mr. Yearwood served as a Senior Advisor to the Chief Executive Officer of Schlumberger from March 2006 until May 2008.

Response: Page 38 of the Registration Statement has been revised in response to the Staff’s comment.

5.	Explain why the Smith Board, in February 2009, and in response to Mr. Ayat’s overtures to Mr. Yearwood, determined that “the timing for a negotiation of a business combination was inopportune.” In this regard, the nexus between such negotiations and Smith’s need to refinance debt was not clear.

Response: Page 39 of the Registration Statement has been revised in response to the Staff’s comment.

6.	Explain the nature and significance of the regulatory risks that were discussed in the June 2009 Smith Board meetings.

Response: Page 40 of the Registration Statement has been revised in response to the Staff’s comment.

7.	Indicate the percentage premium over the average closing price of Smith stock for the 10 trading days preceding the February 19, 2010 agreement date.

Response: In response to the Staff’s comment, page 43 of the Registration Statement has been revised to reflect the percentage premium over the implied exchange ratio based on the closing prices of Smith and Schlumberger stock for the 10 trading days preceding February 19, 2010.

8.	Your first reference to UBS is with regard to the February 18, 2010 meeting. Provide the disclosure required by Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, pages 39 through 43 of the Registration Statement have been revised to note specifically the participation of UBS and legal advisors throughout the process. The Company believes that all disclosure required by Item 1015(b) of Regulation M-A has been provided in the Registration Statement.

9.	Clarify whether the Board of Smith ever considered seeking other potential partners for a business combination and, if not, why not.

Response: Pages 39 and 42 of the Registration Statement have been revised in response to the Staff’s comment.

Smith’s Reasons for the Merger, page 41

10.	Expand the fourth bullet to identify the “areas in which Smith does not currently operate.”

Response: Page 44 of the Registration Statement has been revised in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 50

11.	Explain why UBS believed that it was appropriate to use discount rates ranging from 10.5% to 12.5% and multiples of 7.0 to 9.0 in conducting this piece of its analysis.

Response: Page 51 of the Registration Statement has been revised in response to the Staff’s comment.

Financial Projections, page 52

12.	State specifically the assumptions underlying the projections.

Response: Page 54 of the Registration Statement has been revised in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 56

13.	Identify the counsel(s) who are opining on the tax consequences of this transaction. We may have further comments when those opinions are filed.

Response: We respectfully note that the opining counsels are identified on page 60 of the Registration Statement. We have also filed with the Amendment forms of opinions as Exhibits 8.1 and 8.2 thereto.

14.	Please eliminate the statement that all holders of Smith common stock should consult a tax advisor, although you may suggest this course of action.

Response: Page 60 of the Registration Statement has been revised in response to the Staff’s comment.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact Saul Laureles, Senior Counsel—Corporate of Schlumberger Limited, at (713) 375-3495 or J. David Kirkland, Jr. of Baker Botts L.L.P. at (713) 229-1101.

cc:	Alexander C. Juden
Richard E. Chandler, Jr.
J. David Kirkland, Jr.
M. Breen Haire
Daniel A. Neff
David E. Shapiro

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